UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-42154

ESHALLGO INC

No. 37, Haiyi Villa, Lane 97, Songlin Road

Pudong New District

Shanghai, China 200120
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

On December 16, 2024, ESHALLGO INC (the “Company”) entered into a share purchase agreement (“Agreement”) with (i) Junzhang Monarch Limited, an indirect subsidiary of the Company, (ii) D&K Asset Management (HK) Limited, a company established under the laws of Hong Kong (“D&K”), (iii) the shareholders of D&K (the “D&K Shareholders”), (iv) Shenzhen Qianhai Huiying Technology Power Co., Ltd., a company established under the laws of the People’s Republic of China (the “PRC”) and an indirect subsidiary of D&K (“Qianhai Huiying”), and (v) Hangzhou Qiaoxin Technology Co., Ltd., a company established under the laws of the People’s Republic of China and a subsidiary of Qianhai Huiying and an indirect subsidiary of D&K (“Qiaoxin”).

Pursuant to the Agreement, the Company agreed to issue to the D&K Shareholders 4,000,000 Class A ordinary shares of the Company (the “Shares”), valued at $1.98 per share, which is the closing price of the Company’s ordinary share on October 4, 2024, in exchange for all the equity interest in D&K (the “Acquisition”). The Company agreed to pay D&K or the D&K Shareholders $100,000 as deposit within one business day from the date of the Agreement.

The Shares shall be issued to the D&K Shareholders pro rata based on their quity holding in D&K. The Shares shall also be subject to a 6-month lock-up after the closing of the Acquisition, during which time the D&K Shareholders shall not (i) offer, pledge, sell, contract to sell, sell any option, warrant or contract to purchase, or otherwise transfer or dispose of, directly or indirectly, any Shares, or publicly disclose the intention to make any offer, sale, pledge or disposition, (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Shares, or (iii) make any demand for or exercise any similar right with respect to the registration of any Shares.

In the event that Qianhai Huiying and Qiaoxin fails to meet certain milestones as specified in the Agreement on or before January 15, 2024, the Company has the right to cancel 1,000,000 Shares issued to the D&K Shareholders.

D&K and its subsidiaries have formed deep partnerships with multiple leading internet companies. Particularly, Qianhai Huiying has entered into two agreements with Tencent Technology (Shenzhen) Co. Ltd. (“Tencent”), namely, the Cloud Game Console Product Cooperation Agreement and the Cross-Industry Cooperation Agency Agreement.

Under the Cloud Game Console Product Cooperation Agreement, dated November 1, 2022, Tencent and Qianhai Huiying have agreed to collaborate on the development of cloud game console products, which includes creating a cloud game console products DEMO, conceptual prototypes, console product designs, and advancements in hardware and software technologies. The partnership aims to integrate game entertainment ecosystems through cloud gaming, streaming technology, and an open Android system. For example, through collaborations with platforms such as Migu Fast Game Cloud, Tencent START Cloud Game, Tencent Pioneer Cloud Game, Microsoft XCLOUD, and NVIDIA GeForce NOW, the parties seek to deliver a diverse range of gaming content and an exceptional cloud gaming experience to global players, while building an open and interconnected gaming ecosystem.

Under the Cross-Industry Cooperation Agency Agreement, dated October 23, 2024, Tencent and Qianhai Huiying will jointly organize and execute marketing and promotional activities. These efforts will primarily target Tencent’s user base and may include events such as user gatherings, talent shows, and other offline engagements. Both parties will leverage their respective marketing channels to promote the collaborative activities as well as their individual business operations.

Qianhai Huiying has also entered into a Cloud Game Console Cooperation Agreement with Beijing Liuli Ball Culture Development Co., Ltd., dated December 16, 2024 to introduce a cloud gaming mobile device that supports multiple cloud gaming services, including Microsoft Xbox Cloud Gaming and NVIDIA GeForce NOW, enabling players to enjoy AAA games on this device.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Agreement, which is filed as Exhibit 10.1. A copy of the press release related to the acquisition entitled “EHGO acquired D&K Asset Management and worked with Liuli Ball Culture to draw a new blueprint for Tencent's business ecosystem” is furnished as Exhibit 99.1 hereto and is incorporated by reference herein.

This Report is incorporated by reference into the registration statements on Form S-8 (File No. 333-282173) of the Company, filed with the Commission on September 17, 2024, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Share Purchase Agreement, dated December 16, 2024
99.1	Press Release - EHGO acquired D&K Asset Management and worked with Liuli Ball Culture to draw a new blueprint for Tencent's business ecosystem

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ESHALLGO INC

Date: December 19, 2024	By:	/s/ Qiwei Miao
		Name:	Qiwei Miao
		Title:	Chief Executive Officer